UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
November 30, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES

SIGNATURES
Date November 30, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO SUPPLIES A POWER BOILER TO STORA ENSO’S LANGERBRUGGE MILL IN BELGIUM
(Helsinki, Finland, November 30, 2007) – Metso Corporation (OTC trading: MXCYY; OMXH: MEO1V)
Metso Power, a part of Metso Paper business area, will supply Stora Enso with a power boiler to company’s new combined heat and power plant at Langerbrugge Mill in Gent, ca 60 kilometers from Brussels in Belgium. Start-up for the plant is scheduled for the third quarter of 2010. The value of these types of boilers ranges from EUR 50 to EUR 90 million, depending on the scope of the delivery.
The power boiler with 125 MW steam capacity will be a multi-fuel boiler using circulating fluidized bed technology. The boiler technology will enable the customer to generate power with a competitive fuel mix since the boiler will burn an exceptionally wide range of different fuels including refuse derived fuel (RDF) and packaging derived fuel (PDF), recycled wood and de-inking sludge, as well as coal as back-up fuel. The delivery will also include a flue gas cleaning system.
The new combined heat and power plant will increase paper mill’s self-sufficiency in electricity and totally cover the need of process steam. Fuel costs will be significantly reduced while increasing the use of recovered fuels and biomass. With this investment the energy production will be efficient and environmentally friendly, enabling Stora Enso to further reduce its carbon dioxide emissions.
Stora Enso is an integrated paper, packaging and forest products company producing newsprint, magazine paper, fine paper, consumer board, industrial packaging and wood products. Stora Enso’s sales totaled EUR 14.6 billion in 2006 and it has some 44,000 employees in more than 40 countries on five continents. Stora Enso’s Langerbrugge Mill produces newsprint and uncoated magazine paper entirely from recovered paper.
Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5 billion. Its more than 26,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
Further information for the press, please contact:
Kari Remes, General Manager, Sales, Metso Power, tel. +358 40 709 2015
Further information for investors, please contact:
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.